UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-11663

COMMUNITY BANKS, INC. 401(k) PLAN

COMMUNITY BANKS, INC.
777 East Park Drive
Harrisburg, PA 17111

COMMUNITY BANKS, INC. 401(k) PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm		1

Financial Statements

	Statements of Net Assets Available for Benefits	2

	Statements of Changes in Net Assets Available for Benefits	3

	Notes to Financial Statements	4 - 10

Supplementary Schedule

	Schedule of Assets (Held at End of Year)	11 - 15

Signature		16

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Community Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Community Banks, Inc. 401(k) Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                        /s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 25, 2007

COMMUNITY BANKS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
At December 31, 2006 and 2005

	2006	2005
ASSETS

Investments:
At fair value:
Common stock – employer	$4,847,151	$4,897,348
Pooled separate accounts	19,516,166	12,936,651
Registered investment companies	1,450,963	1,152,694
U.S. Government agency securities	4,272,463	7,031,744
Common stocks	3,955,064	6,245,644
Preferred stocks	---	103,370
Corporate notes and bonds	204,217	401,531
Cash equivalents	165,607	135,329
Life insurance policies	---	3,522
Guaranteed interest accounts	134,844	97,010
Participant loans	268,744	253,156
	34,815,219	33,257,999
Receivables:
Employer’s contribution	1,737,827	1,562,660
Employees’ contribution	---	52,423
Other	16,296	---
Accrued interest and dividends	46,102	85,305
	1,800,225	1,700,388

Cash (non-interest bearing)	22,025	30,462

Net assets available for benefits	$36,637,469	$34,988,849

The accompanying notes are an integral part of the financial statements.

COMMUNITY BANKS, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005

Investment income:
Net appreciation in fair value of investments	$2,643,467	$920,439
Interest and dividends	586,921	245,603

	3,230,388	1,166,042
Contributions:
Participants	1,662,537	1,243,020
Employer	1,737,009	1,562,660
Rollover contributions	394,480	166,404

	3,794,026	2,972,084

Benefits paid to participants	(5,349,899)	(1,734,288)

Insurance premium payments	---	(258)

Administrative fees	(25,895)	(58,764)

Net increase in plan assets before assets transferred in	1,648,620	2,344,816

Assets transferred in	---	16,640,788

Net increase in plan assets	1,648,620	18,985,604

Net Assets Available for Benefits – Beginning of Year	34,988,849	16,003,245

Net Assets Available for Benefits – End of Year	$36,637,469	$34,988,849

The accompanying notes are an integral part of the financial statements.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Community Banks, Inc. 401(k) Plan (the Plan) provides an abbreviated summary of the general provisions of the Plan.  Participants should refer to the Plan document for a more complete explanation of plan design.

General

The Community Banks, Inc. 401(k) Plan was established for the employees of Community Banks, Inc. (Community or the Plan Sponsor) on January 1, 1986 as a defined contribution plan providing retirement benefits to all eligible employees.  Eligible employees must have completed three months of service with Community, attained the age of 21, and be employed on the last day of the Plan year (December 31) to be eligible to receive the discretionary profit-sharing distribution (non-elective discretionary contribution), described later in this section.

Plan Transfer

On July 1, 2005, Community merged with PennRock Financial Services Company (PennRock) and its wholly-owned subsidiaries, including its primary banking subsidiary, Blue Ball National Bank (Blue Ball).  PennRock and Blue Ball maintained two predecessor defined contribution plans:   The Blue Ball National Bank Profit Sharing Trust and the Blue Ball National Bank 401(k) Plan (the acquired plans).  On November 1, 2005, the acquired plans were merged into the Community Banks, Inc. 401(k) Plan pursuant to those amendments which effectuated the transfer of sponsorship of the acquired plans to Community.  The amounts transferred in from the Blue Ball National Bank Profit Sharing Trust and the Blue Ball National Bank 401(k) Plan amounted to $15,570,484 and $1,070,304, respectively.  The assets were invested in various common stocks (including common stock of Community), registered investment companies, preferred stocks, corporate notes and bonds, and U.S. Government agency securities.  All non-elective discretionary contributions became fully vested for any employees who were terminated as a direct result of the merger.

Participation

An employee becomes a participant of the Plan on the first day of the calendar quarter following the date he or she satisfies the eligibility requirements.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Service Rules

Employees are credited with a year of service for each year during which s/he completes 500 hours of service within a 12-consecutive month vesting computation period, as defined under the Plan.

Contributions

On an annual basis, participants in the Plan may elect to defer not less than 1%, nor more than 70%, of their pretax annual compensation subject to Internal Revenue Code limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants may direct the investment of the contributions into various investment options offered by the Plan.  These investment options consist primarily of pooled separate accounts and guaranteed investment contracts that are managed by the designated insurance carrier for the Plan.  Currently, participants also have the option to invest in the common stock of the Plan Sponsor.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION (continued)

When the Blue Ball plans merged into the Plan on November 1, 2005, Blue Ball participants were given the option of directing their plan balances into pooled separate accounts and guaranteed interest accounts managed by the designated insurance carrier for the Plan or into assets managed by CommunityBanks Trust Department and were thus deemed to be participant directed.

The Plan operated as a safe harbor 401(k) plan in both 2006 and 2005, using a 3% non-elective safe harbor contribution. The Plan Sponsor has the option to contribute additional non-elective discretionary contributions to the Plan at the discretion of the Company’s Board of Directors (the Board).  During 2006 and 2005, the Board approved additional non-elective discretionary contributions of 2% and 3%, respectively, of eligible compensation.

The Plan Sponsor can also make contributions using employer matching of participant contributions.  No contributions were made during 2006 and 2005 as employer matching contributions.  Beginning January 1, 2007, Community instituted an employer match of 50% of individual deferrals up to a maximum of 3% of individual deferrals.  Employer matching contributions are in addition to the 3% non-elective safe harbor contribution and any additional non-elective contributions made at the discretion of the Board.

Participant Accounts

Each participant’s account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets), and forfeitures of the nonvested portion of terminated participants’ non-elective discretionary contributions of the employer.  Each participant’s account is also charged with an allocation of administrative expenses.  All allocations are based on participants’ compensation and/or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the amount which can be provided from the participant’s individual vested account balance.

Vesting

Participants are immediately vested in their elective contributions, rollovers, the employer’s 3% non-elective safe harbor contribution, and employer matching contributions and related earnings thereon. Vesting of the non-elective discretionary contribution and related earnings thereon will be determined based upon the following vesting schedule:

Years of Service	Vested Interest
1	20%
2	40%
3	60%
4	80%
5	100%

A participant is eligible to receive his or her share of the non-elective discretionary contribution if they are employed on the last day of the plan year.  A terminated employee may be eligible to receive an allocation of the non-elective discretionary contribution if such termination occurs prior to the end of the plan year but only if such termination is due to retirement, death, or disability.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION (continued)

Participant Loans

Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance.  Participants are prohibited from borrowing in amounts less than $1,000 or more than $50,000.  All loans are required to bear a reasonable rate of interest and must have a defined repayment period.  Loan repayments must be made within a period not to exceed 5 years (unless the proceeds are used to acquire a principal residence) and must be made no less frequently than on a quarterly basis.

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in a series of installment payments over a period not to exceed the participant’s assumed life expectancy as determined at the date of distribution.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005).  If the vested account balance exceeds $1,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date.  However, terminated participants may elect to receive their vested account balances as soon as administratively possible.

Forfeitures

Under an amendment made to the Plan in 2005, unallocated forfeitures are used to pay administrative costs of the Plan or to reduce employer contributions made under the Plan.  During 2005, $26,062 of forfeitures accumulated and were used to reduce 2005 employer contributions.  At December 31, 2006, forfeitures totaling $18,871 had accumulated and were used to reduce 2006 employer contributions.  Prior to 2005, unvested balances of terminated participants were forfeited and allocated to the remaining participants.

Administrative Expenses

The Plan absorbs the cost of fees paid to the designated insurance carrier for the Plan and to CommunityBanks Trust Department for reimbursement of direct expenses paid to third party service providers in connection with assets managed by the Trust Department.  All other expenses are paid directly by the Plan Sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments

Investment in cash is stated at cost, which approximates fair value.

Participant loans are stated at their outstanding principal balances, which approximates fair value.

Pooled separate accounts are valued at the net value of participation units, which are generally valued by the designated insurance carrier based upon quoted market prices of the underlying assets.

Life insurance policies are valued at cash surrender value which approximates fair value.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market periodically. The contracts are not deemed to be fully benefit-responsive and are, therefore, recorded at fair value.

All other investments are stated at fair value by reference to quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are reported on the ex-dividend date. Realized gains and losses on the sale of securities are recognized using the average cost method, except for securities held by CommunityBanks Trust Department, which are recognized on a first-in, first-out method.

Plan investments are subject to various risks, including interest rate, market and credit risks.  It is reasonably possible to assume that changes in any component of these risks may materially affect the value of investment assets reported in participant account balances and in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when made.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and require the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impact of New Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Community is currently evaluating the impact of adopting this statement.

Reclassifications

Certain amounts reported in the prior year have been reclassified to conform to the 2006 presentation.  These reclassifications did not impact the Plan’s net assets available for benefits.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2006	2005
Community Banks, Inc. - Common Stock - Employer	$4,847,151	$4,897,348
John Hancock USA - JH Lifestyle Balanced 640	$5,609,035	$3,872,409
John Hancock USA - JH Lifestyle Growth 820 (VS)	$3,389,448	$2,000,971

The net appreciation in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2006	2005
Investments at estimated fair value:
Pooled separate accounts	$1,986,448	$697,418

Investments at fair value as determined by quoted market prices:
Common stock - employer	195,711	(26,700)
Registered investment companies	145,945	37,547
U.S. Government agency securities	(11,761)	14,107
Common stocks	329,820	201,445
Preferred stocks	(403)	(200)
Corporate notes and bonds	(2,293)	(3,178)
	$2,643,467	$920,439

Guaranteed interest accounts have yields ranging from 1.94% to 3.60% for both years ended December 31, 2006 and 2005.  The interest rate is adjusted periodically by the insurance carrier.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the limitations of ERISA.  In the event of Plan termination, participants would have a 100% vested interest in their individual accounts as of the date of termination, at which time all amounts would be distributed.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor via a letter dated August 31, 2005, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (the Code).  Further, the Plan administrator and other Plan advisors believe that the Plan remains in compliance with the applicable requirements of the Code since the date of that determination.

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

The Plan held 174,609 shares and 174,905 shares of Community Banks, Inc., common stock at December 31, 2006, and December 31, 2005.  Included in the 174,905 shares at December 31, 2005, are 23,162 shares held in a 401(k) trust account managed by CommunityBanks Trust Department. No shares were held by the CommunityBanks Trust Department at December 31, 2006.

The fair value of the Community Banks, Inc., common stock totaled $4,847,151 at December 31, 2006, and $4,897,348 at December 31, 2005.  The net realized/unrealized appreciation (depreciation) of the fair value of Community Banks, Inc., common stock during 2006 and 2005 was $195,711 and ($26,700).  As of December 31, 2006 and 2005, the shares of Community Banks, Inc., common stock represent more than 5% of net assets available for benefits.

Plan investments include pooled separate accounts and guaranteed interest accounts that are managed by the designated insurance carrier for the Plan and assets managed by CommunityBanks Trust Department.  Administrative fees paid by the Plan to the insurance carrier totaled $9,034 and $34,817 for the years ended December 31, 2006 and 2005.  Administrative fees paid by the Plan to CommunityBanks Trust Department totaled $33,155 and $23,947 for the years ended December 31, 2006 and 2005.  Administrative fees paid to CommunityBanks Trust Department are reimbursements of direct expenses incurred by the Trust Department: $16,859 in 2006 and $16,392 in 2005 for third party investment advisory services and the remainder for third party securities depository services and outside accounting systems.

As previously discussed, the Plan may issue loans to participants that are secured by participant account balances.

All of these transactions qualify as party-in-interest transactions.  All other transactions that may be considered parties-in-interest transactions relate to normal plan management and administrative services (however, see Note 7).

NOTE 7 – PROHIBITED TRANSACTIONS

During 2006, the Plan’s assets were used to pay other administrative fees in the amount of $16,296 to CommunityBanks Trust Department, a Plan trustee.  In accordance with ERISA guidance, these are considered to be prohibited transactions.  Community will file an application under the Department of Labor’s Voluntary Fiduciary Correction Program and correct the transaction by refunding the fees to the Plan in 2007. The fees are shown as a receivable on the Plan’s 2006 statement of net assets available for benefits.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – SUBSEQUENT EVENTS

Acquisitions

On April 1, 2007, Community acquired East Prospect State Bank (East Prospect) and BUCS Financial Corp (BUCS).  East Prospect maintained a defined contribution plan which was terminated prior to the acquisition. BUCS maintained the BUCS Federal Bank 401(k) & Profit Sharing Plan & Trust, which was merged into Community’s Plan on April 1, 2007. Approximately $1.8 million in BUCS’ plan assets, invested in pooled separate accounts and common stock of Community, were transferred to Community’s Plan.

Pending Merger

On May 1, 2007, Community announced that it had signed a definitive agreement pursuant to which Community will combine with Susquehanna Bancshares, Inc. (Susquehanna), under Susquehanna’s charter. The merger is subject to regulatory approval and the separate approvals of the shareholders of both Community and Susquehanna.

COMMUNITY BANKS, INC. 401(k) PLAN
Schedule of Assets (Held at End of Year)
Form 5500, December 31, 2006 – Schedule H – Line 4i
Employer Identification Number: 23-2251762
Plan Number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Community Banks, Inc.	Common stock - Employer	**	$4,847,151
	Total common stock - employer			$4,847,151

*	John Hancock USA - 500 Index Fund	Pooled separate accounts	**	$264,223
*	John Hancock USA - Active Bond Fund (VS)	Pooled separate accounts	**	220,213
*	John Hancock USA - All Cap Core Fund (VS)	Pooled separate accounts	**	40,704
*	John Hancock USA - All Cap Growth Fund (VS)	Pooled separate accounts	**	83,810
*	John Hancock USA - All Cap Value Fund (VS)	Pooled separate accounts	**	36,588
*	John Hancock USA - Blue Chip Growth Fund (VS)	Pooled separate accounts	**	188,495
*	John Hancock USA - Capital Appreciation Fund (VS)	Pooled separate accounts	**	98,578
*	John Hancock USA - Classic Value Fund (VS)	Pooled separate accounts	**	25,982
*	John Hancock USA - Core Bond Fund	Pooled separate accounts	**	41
*	John Hancock USA - Core Equity Fund (VS)	Pooled separate accounts	**	17,712
*	John Hancock USA - Dynamic Growth Fund (VS)	Pooled separate accounts	**	53,134
*	John Hancock USA - Emerging Growth Fund	Pooled separate accounts	**	20,403
*	John Hancock USA - Emerging Small Co Fund (VS)	Pooled separate accounts	**	50,921
*	John Hancock USA - Equity Income Fund (VS)	Pooled separate accounts	**	524,681
*	John Hancock USA - Financial Services Fund (VS)	Pooled separate accounts	**	60,075
*	John Hancock USA - Fundamental Value Fund (VS)	Pooled separate accounts	**	151,878
*	John Hancock USA - Global Allocation Fund (VS)	Pooled separate accounts	**	34,754
*	John Hancock USA - Global Bond Fund (VS)	Pooled separate accounts	**	67,286
*	John Hancock USA - Global Fund (VS)	Pooled separate accounts	**	139,183
*	John Hancock USA - Health Sciences Fund (VS)	Pooled separate accounts	**	105,210
*	John Hancock USA - High Yield Fund (VS)	Pooled separate accounts	**	80,610
*	John Hancock USA - Income & Value Fund (VS)	Pooled separate accounts	**	318,889
*	John Hancock USA - International Core Fund (VS)	Pooled separate accounts	**	88,739
*	John Hancock USA - International Opps Fund (VS)	Pooled separate accounts	**	8,680
*	John Hancock USA - International Value Fund (VS)	Pooled separate accounts	**	170,194
*	John Hancock USA - Intl Equity Index Fund	Pooled separate accounts	**	24,738
*	John Hancock USA - Intl Small Cap Fund (VS)	Pooled separate accounts	**	27,665
*	John Hancock USA - Investment Qual Bond Fund (VS)	Pooled separate accounts	**	80,848
*	John Hancock USA - JH American Funds Am Balanced	Pooled separate accounts	**	33,713
*	John Hancock USA - JH American Funds EuroPacific	Pooled separate accounts	**	46,794
*	John Hancock USA - JH American Funds Growth Fund	Pooled separate accounts	**	106,333
*	John Hancock USA - JH American Funds Inv Co Am	Pooled separate accounts	**	43,685
*	John Hancock USA - JH American Funds Wash Mutual	Pooled separate accounts	**	133,985
*	John Hancock USA - JH Lifestyle Aggressive 1000 (VS)	Pooled separate accounts	**	628,772
*	John Hancock USA - JH Lifestyle Balanced 640	Pooled separate accounts	**	5,609,035
*	John Hancock USA - JH Lifestyle Conservative 280 (VS)	Pooled separate accounts	**	791,040
*	John Hancock USA - JH Lifestyle Growth 820 (VS)	Pooled separate accounts	**	3,389,448
*	John Hancock USA - JH Lifestyle Moderate 460 (VS)	Pooled separate accounts	**	1,778,223
*	John Hancock USA - Large Cap Fund (VS)	Pooled separate accounts	**	2,317
*	John Hancock USA - Large Cap Value Fund (VS)	Pooled separate accounts	**	96,111
*	John Hancock USA - Mid Cap Index Fund	Pooled separate accounts	**	351,477
*	John Hancock USA - Mid Cap Stock Fund (VS)	Pooled separate accounts	**	110,328
*	John Hancock USA - Mid Cap Value Fund	Pooled separate accounts	**	217,688
*	John Hancock USA - Mid Value Fund (VS)	Pooled separate accounts	**	13,257

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2006 – Schedule H – Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	John Hancock USA - Money Market Fund	Pooled separate accounts	**	407,781
*	John Hancock USA - Natural Resources Fund (VS)	Pooled separate accounts	**	65,913
*	John Hancock USA - Overseas Equity Fund (VS)	Pooled separate accounts	**	2,279
*	John Hancock USA - Pacific Rim Fund (VS)	Pooled separate accounts	**	33,033
*	John Hancock USA - Quantitative All Cap Fund	Pooled separate accounts	**	10,831
*	John Hancock USA - Quantitative Mid Cap Fund	Pooled separate accounts	**	14,159
*	John Hancock USA - Quantitative Value Fund	Pooled separate accounts	**	19,902
*	John Hancock USA - Real Est. Securities Fund (VS)	Pooled separate accounts	**	448,115
*	John Hancock USA - Real Return Bond Fund (VS)	Pooled separate accounts	**	27,195
*	John Hancock USA - Science & Technology Fund (VS)	Pooled separate accounts	**	117,268
*	John Hancock USA - Small Cap Fund (VS)	Pooled separate accounts	**	21
*	John Hancock USA - Small Cap Growth Fund (VS)	Pooled separate accounts	**	2,522
*	John Hancock USA - Small Cap Index Fund	Pooled separate accounts	**	173,647
*	John Hancock USA - Small Cap Opportunities	Pooled separate accounts	**	194,828
*	John Hancock USA - Small Cap Value Fund (VS)	Pooled separate accounts	**	34
*	John Hancock USA - Small Company Fund (VS)	Pooled separate accounts	**	14,103
*	John Hancock USA - Small Company Value Fund (VS)	Pooled separate accounts	**	374,058
*	John Hancock USA - Special Value Fund (VS)	Pooled separate accounts	**	1,392
*	John Hancock USA - Strategic Bond Fund (VS)	Pooled separate accounts	**	87,209
*	John Hancock USA - Strategic Income Fund (VS)	Pooled separate accounts	**	17,572
*	John Hancock USA - Strategic Opps Fund (VS)	Pooled separate accounts	**	108,862
*	John Hancock USA - Total Return Fund (VS)	Pooled separate accounts	**	248,708
*	John Hancock USA - Total Stock Market Index Fund	Pooled separate accounts	**	98,782
*	John Hancock USA - U.S. Core Fund (VS)	Pooled separate accounts	**	221,361
*	John Hancock USA - U.S. Global Leaders Fund (VS)	Pooled separate accounts	**	28,805
*	John Hancock USA - U.S. Government Secs Fund	Pooled separate accounts	**	115,122
*	John Hancock USA - U.S. High Yield Bond Fund (VS)	Pooled separate accounts	**	56
*	John Hancock USA - U.S. Large Cap Fund (VS)	Pooled separate accounts	**	83,375
*	John Hancock USA - Utilities Fund (VS)	Pooled separate accounts	**	111,203
*	John Hancock USA - Value Fund (VS)	Pooled separate accounts	**	151,590
	Total pooled separate accounts			$19,516,166

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2006 – Schedule H – Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Accessor Small to MidCap Fund	Registered investment companies	**	$105,426
	Baron Small Cap Fund	Registered investment companies	**	8,037
*	Charles Schwab Institutional Select S&P 500	Registered investment companies	**	12,248
	Credit Suisse Japan Equity Fund	Registered investment companies	**	243
	Dodge/Cox Income Fund	Registered investment companies	**	824
	Fidelity Diversified International Fund	Registered investment companies	**	481,468
	IShares MSCI Emerging Market Index Fund	Registered investment companies	**	228,340
	Janus Balanced Fund	Registered investment companies	**	20,135
	Janus Orion Fund	Registered investment companies	**	107,188
	LKCM Small Cap Equity Fund	Registered investment companies	**	208,528
	Marsico Focus Fund	Registered investment companies	**	37,626
	NASDAQ Unit Series 1	Registered investment companies	**	6,484
	Neuberger Berman Socially Responsive Fund	Registered investment companies	**	2,841
	PIMCO Total Return Fund Class D	Registered investment companies	**	7,547
	Pioneer Growth Leaders Fund	Registered investment companies	**	4,296
	RS Diversified Growth Fund	Registered investment companies	**	868
	T. Rowe Price – Personal Strategy Balanced Fund	Registered investment companies	**	5,435
	T. Rowe Price – Personal Strategy Growth Fund	Registered investment companies	**	163,719
	Weitz Value Fund	Registered investment companies	**	42,902
	White Oak Growth Stock Fund	Registered investment companies	**	6,808
	Total registered investment companies			$1,450,963

	Federal Home Loan Mtg Corp – par value $250,000 – 5.0% Due 05/23/12	U.S. Govt agency securities	**	$245,773
	Federal Home Loan Bank - par value $250,000 - 4.0% Due 11/13/09	U.S. Govt agency securities	**	243,595
	Federal Home Loan Bank - par value $250,000 – 3.2% Due 09/20/07	U.S. Govt agency securities	**	241,479
	Federal Home Loan Bank - par value $250,000 - 5.0% Due 05/03/10	U.S. Govt agency securities	**	247,735
	Federal Home Loan Bank - par value $250,000 - 5.0% Due 06/15/12	U.S. Govt agency securities	**	245,547
	Federal Home Loan Bank - par value $250,000 - 4.75% Due 06/09/10	U.S. Govt agency securities	**	246,485
	Federal Home Loan Bank - par value $250,000 - 5.15% Due 06/14/13	U.S. Govt agency securities	**	245,625
	Federal Home Loan Bank - par value $25,000 - 5.22% Due 06/23/09	U.S. Govt agency securities	**	24,899
	Federal Home Loan Bank - par value $250,000 - 5.125% Due 11/18/13	U.S. Govt agency securities	**	230,667
	Federal Home Loan Bank - par value $150,000 - 5.0% Due 05/10/11	U.S. Govt agency securities	**	148,032
	Federal Home Loan Bank - par value $250,000 - 4.625% Due 01/05/12	U.S. Govt agency securities	**	243,515
	Federal Farm Credit Bank - par value $250,000 - 5.55% Due 03/26/08	U.S. Govt agency securities	**	251,095
	Federal Farm Credit Bank - par value $250,000 - 5.35% Due 01/30/09	U.S. Govt agency securities	**	251,797
	Federal Farm Credit Bank - par value $200,000 - 3.47% Due 10/03/07	U.S. Govt agency securities	**	172,704
	Federal Farm Credit Bank - par value $250,000 - 4.375% Due 12/20/10	U.S. Govt agency securities	**	244,688
	Federal Farm Credit Bank - par value $250,000 - 4.65% Due 11/29/11	U.S. Govt agency securities	**	244,140
	Federal National Mtg Assoc - par value $250,000 - 3.5% Due 01/28/08	U.S. Govt agency securities	**	245,625
	Federal National Mtg Assoc – par value $250,000 – 5.0% Due 08/24/10	U.S. Govt agency securities	**	247,500
	Tennessee Valley Authority – par value $250,000 – 5.375%Due 11/13/08	U.S. Govt agency securities	**	251,562
	Total U.S. Govt agency securities			$4,272,463

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2006 – Schedule H – Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Allstate Corp	Common stocks	**	$91,154
	Amgen Inc	Common stocks	**	68,310
	Apache Corp	Common stocks	**	6,696
	Applera Corporation	Common stocks	**	91,725
	Applied Materials	Common stocks	**	36,900
	Ashland Inc	Common stocks	**	65,029
	Bear Stearns Co	Common stocks	**	123,713
	Becton Dickinson Co	Common stocks	**	70,150
	Canadian Natural Res	Common stocks	**	2,662
	Capital One Finl	Common stocks	**	184,368
	Chevron Corp	Common stocks	**	98,530
	Citigroup Inc	Common stocks	**	222,800
	Darden Restaurants	Common stocks	**	80,340
	Deere & Company	Common stocks	**	76,056
	Disney Walt Co	Common stocks	**	1,714
	Duke Energy Hldg	Common stocks	**	41,512
	Earthshell Corp	Common stocks	**	27
	Exxon Mobil Corp	Common stocks	**	153,260
	Florida Power/Light	Common stocks	**	108,840
	Ford Motor Company New	Common stocks	**	776
	Fulton Financial Corp	Common stocks	**	3,571
	General Electric Co	Common stocks	**	111,630
	General Mills Inc	Common stocks	**	115,200
	Hewlett Packard	Common stocks	**	164,760
	Home Depot Inc	Common stocks	**	96,384
	Idearc Inc	Common stocks	**	4,355
	Lehman Brothers	Common stocks	**	112,493
	Lowes Companies Inc	Common stocks	**	96,565
	Manpower Inc	Common stocks	**	112,395
	Merck & Co Inc	Common stocks	**	43,600
	Microsoft Corp	Common stocks	**	89,580
	Pepsico Inc	Common stocks	**	125,100
	Pfizer Inc	Common stocks	**	1,114
	Pier One Imports Inc	Common stocks	**	1,224
	Praxair Inc	Common stocks	**	84,545
	Proctor & Gamble	Common stocks	**	160,675
	Quest Diagnostic	Common stocks	**	74,730
	Rohm & Haas	Common stocks	**	102,240
	Target Corp	Common stocks	**	114,100
	Teekay LNG Partners LP	Common stocks	**	3,331
	Teekay Shipping Corp	Common stocks	**	4,361
	Texas Instruments Inc	Common stocks	**	144,000
	US Bancorp Del	Common stocks	**	43,428
	UTD Technologies Corp	Common stocks	**	93,780
	Valero Energy	Common stocks	**	61,392
	Verizon Communications	Common stocks	**	113,768
	Wachovia Corp	Common stocks	**	85,425
	Walgreen Company	Common stocks	**	64,246

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2006 – Schedule H – Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Waste Management Inc	Common stocks	**	88,248
	Wyeth	Common stocks	**	112,024
	Zones Inc	Common stocks	**	2,238
	Total common stocks			$3,955,064

	CNA Financial – par value $25,000 - 6.45% Due 01/15/08	Corporate notes and bonds	**	$25,209
	Coca Cola Enterprise – par value $125,000 - 5.75% Due 11/01/08	Corporate notes and bonds	**	126,263
	Goldman Sachs Group Inc – par value $50,000 - 7.35% Due 10/01/09	Corporate notes and bonds	**	52,745
	Total corporate notes and bonds			$204,217

*	Charles Schwab - Money Market Fund	Cash equivalents	**	$38,174
	Federated Prime Obligations Fund	Cash equivalents	**	127,433
	Total cash equivalents			$165,607

*	John Hancock USA - 3 Year Compound	Guaranteed interest account	**	$52,746
*	John Hancock USA - 5 Year Compound	Guaranteed interest account	**	53,821
*	John Hancock USA - 10 year Compound	Guaranteed interest account	**	28,277
	Total guaranteed interest accounts			$134,844

*	Participant Loans	5.0%-9.25%	- 0 -	$268,744
	Total participant loans			$268,744

	Total investments			$34,815,219

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANKS, INC. 401(k) PLAN

Date: June 29, 2007	By: /s/ Richard A. Soulies
Richard A. Soulies
Plan Administrator

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm